Exhibit 99.1

UCI Holdings Limited Defers Interest Payment;

In Discussions with Noteholders

February 16, 2016 (Lake Forest, IL). UCI Holdings Limited announced today that its wholly-owned subsidiaries, UCI International LLC and UCI Acquisition Holdings (No.3) Corp. (collectively, the “Company”), have elected to exercise the grace period with respect to the $17,250,000 interest payment due on its 8.625% senior unsecured notes (the “Notes”). Under the terms of the indenture governing the Notes, the Company has a 30 day grace period for interest payments.

The Company is engaged in discussions with representatives of certain of the Noteholders. The Company has the right to make the interest payment at any time during the grace period and thereby avoid an event of default. The Company believes it has sufficient liquidity to continue meeting all of its obligations to employees, customers, and suppliers during the grace period.

This information shall not deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any of the registrants’ filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing.

Contact:

Joseph Doyle

(847) 482-2409

Joseph.Doyle@RankNA.com